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FORM 12b-25	SEC FILE NUMBER
000-50621

CUSIP NUMBER
NOTIFICATION OF LATE FILING	25686H100

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D

☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Dolphin Entertainment, Inc.
Full Name of Registrant

Dolphin Digital Media, Inc.
Former Name if Applicable

2151 S Le Jeune Road, Suite 150
Address of Principal Executive Office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Form 10-Q could not be filed within the prescribed time because additional time is required by Registrant’s management and auditors to prepare certain financial information to be included in such report.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:
Mirta A Negrini (Name)	(305) (Area Code)	774-0407 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dolphin Entertainment, Inc. (the “Company”) had total revenues of approximately $6.8 million and $15.2 million, respectively, for the three and nine months ended September 30, 2017, compared with approximately $1.1 million and $1.2 million, respectively, for the three and nine months ended September 30, 2016, primarily due to the factors described below.

On March 30, 2017, the Company acquired 42West, LLC (the “42West Acquisition”). The revenues of 42West for the six months between the acquisition date and September 30, 2017 was approximately $10.6 million with operating expenses of approximately $8.3 million. In addition, on the date of acquisition, the Company recorded liabilities related to put rights and contingent consideration. The change in fair value from the acquisition date to September 30, 2017, resulted in a loss of $0.2 million and is recorded on the condensed consolidated statement of operations. As of September 30, 2017, a balance of $0.9 million and $6.7 million, respectively, was recorded on our balance sheet as current and noncurrent liabilities. Certain intangible assets were also recorded on the date of the acquisition with a provisional balance of $9.1 million. These intangible assets are being amortized over their useful life and the Company recorded amortization expense of approximately $0.5 million for the period between the acquisition and September 30, 2017. No amortization expense, or any other revenues or expenses related to the 42West Acquisition, were recorded for the nine months ended September 30, 2016.

During the nine months ended September 30, 2017, the Company earned approximately $4.6 million in revenues, and amortized capitalized production costs of approximately $2.3 million using the individual film forecast method based on these revenues and incurred distribution expenses of $0.9 million from the release of its motion picture Max Steel. By comparison, the Company earned $1.1 million of production and distribution revenues, amortized $1.1 million of capitalized production costs and incurred $9.2 million of distribution costs related to the motion picture Max Steel during the nine months ended September 30, 2016.

Several of the Company’s warrants are recorded as liabilities based on the fair value on the balance sheet date with any changes from one period to the next recorded as gains or losses on the statement of operations. During the nine months ended September 30, 2017, the Company recorded a gain on the change in fair value of the warrant liability of approximately $7.7 million. The Company did not have warrants with liability classification as of September 30, 2016 and as such no gain or loss from changes in fair value of warrants was recorded for the three and nine months ended September 30, 2016.

During 2016, one of the Company’s wholly owned subsidiaries, entered into a loan and security agreement (the “P&A Loan”) providing for up to $14.5 million non-revolving credit facility that matured on August 25, 2017. Proceeds of the credit facility in the aggregate amount of $12.5 million were used to pay a portion of the print and advertising expenses of the domestic distribution of Max Steel. The P&A Loan was partially secured by a $4.5 million guaranty from a party associated with the motion picture. The Company agreed to provide a $0.6 million backstop to the guarantor. On September 18, 2017, the guarantor paid the $4.5 million to the lender and the Company recorded the gain on extinguishment of debt in the amount of $3.9 million during nine months ended September 30, 2017. During the nine months ended September 30, 2016, the Company recorded a loss on extinguishment of debt in the amount of $5.8 million. Interest expense for the nine months ended September 30, 2017 will be reduced by approximately $2.5 million as compared to the nine months ended September 30, 2016 due to the extinguishment by the Company of certain debt instruments during 2016.

Net income was approximately $6.2 million for the three months ended September 30, 2017 and approximately $9.6 million for the nine months ended September 30, 2017.  Net loss for the three and nine months ended September 30, 2016 was approximately $11.5 million and $22.8 million, respectively.

DOLPHIN ENTERTAINMENT, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2017	By:	/s/ Mirta A Negrini
Mirta A Negrini
Chief Financial Officer

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